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                                                        EXHIBIT H


                     Proposed Form of Notice
                     -----------------------

     New England Electric System ("NEES"), 25 Research Drive, Westborough, Massachusetts 01582, a registered holding company, has filed an application/declaration with this Commission pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 ("Act").

     NEES proposes to issue and sell up to a maximum aggregate outstanding principal amount of $500,000,000 of any combination of long term notes to banks, short-term notes to banks, or issuance of commercial paper to commercial paper dealers, from time to time for a period of five years. NEES proposes to enter into financing arrangements with a syndicate of banks led by Merrill Lynch Capital Corporation as arranger and syndication agent (Credit Agreement). The Credit Agreement would provide for a five-year unsecured revolving facility of $500 million which would reduce to $400 million after three years and $300 million after four years. The commercial paper proposed to be issued and sold by NEES would be in the form of unsecured promissory notes having varying maturities of not in excess of 270 days. Any short-term notes will mature in less than one year from the date of issuance. NEES will negotiate with banks the interest costs of such borrowings.